Filed by Frontier Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Under the Securities Exchange Act of 1934
Subject Company: Frontier Communications Corporation
Registration Statement No. 333-160789

The following article appeared in Communications Daily on April 5, 2010.

‘There They Go Again’

Frontier Slams CWA Opposition to Verizon Deal after Union Rally at FCC

A Thursday rally by CWA members at FCC headquarters in Washington protesting Frontier’s proposed acquisition of landlines from Verizon drew sharp words from a Frontier spokesman. The CWA said about 200 members, accompanied by supporters affiliated with the IBEW and the AFL-CIO, demonstrated. “This deal will pad the pockets of Wall Street executives while only deepening the digital divide,” CWA District 2 Vice President Ron Collins told rally participants. Afterwards, the union said, CWA President Larry Cohen, Collins and others met with Commissioner Michael Copps, FCC Chief of Staff Edward Lazarus and other agency officials. Responding to the event, a Frontier spokesman evoked Ronald Reagan’s retort to Jimmy Carter during a 1980 presidential campaign debate.

“There they go again,” spokesman Steve Crosby said. “We do not understand why the CWA leadership continues to oppose a transaction that is good for network and broadband investment, good for jobs, and good for West Virginia and the other involved states. Union leadership continues to spread inaccurate information about the transaction announced between Frontier Communications and Verizon.” He said the union “has devoted itself to dog-in-the-manger tactics designed to scuttle the transaction.”

Before the Verizon deal, his company barely made the radar screens of unions representing Frontier employees, Crosby said. “Our relationships were based on .... respect, teamwork and a focus on the customer,” he told us in an e-mail. “Suddenly, issues are being raised that were never a concern in the past.” In six of nine states requiring approvals, Frontier and Verizon have reached settlements on many issues with commission staff, competitors and others “to the satisfaction of all parties, except the unions,” he said.

Frontier has agreed to widen broadband offerings in every state where it’s acquiring Verizon access lines, Crosby said. “Today, Frontier makes broadband available to more than 91 percent of its customers in the 24 states it serves and plans to bring all of the soon-to-be-acquired properties to at least 85 percent availability within approximately three years,” Crosby said. “Frontier has agreed to spend millions of dollars to achieve this goal; that money translates into good news for jobs, the community and local and state taxes.” The company has said in public and in writing that the acquisition would result in no job reductions at the customer service level, he added.

The FCC, state regulators and prospective customers should recognize that Frontier keeps its word, Crosby said. — Michael Dolan

About Frontier Communications

Frontier Communications Corporation (NYSE: FTR) is a full-service communications provider and one of the largest local exchange telephone companies in the country serving rural areas and small and medium-sized towns and cities. Frontier is included in the S&P 500 Index. Frontier Communications offers telephone, television and Internet services, including wireless Internet data access, as well as bundled offerings, specialized bundles for small businesses and home offices, and data security solutions. Additional information about Frontier products and services is available at www.frontier.com. More information about the transaction with Verizon may be found at www.frontier.com/ir.

Additional Information and Where to Find It

This news release is not a substitute for the definitive prospectus/proxy statement included in the Registration Statement on Form S-4 that Frontier filed, and the Securities and Exchange Commission (the “SEC”) has declared effective, in connection with the proposed transactions described in the definitive prospectus/proxy statement. INVESTORS IN FRONTIER’S COMMON STOCK ARE URGED TO READ THE DEFINITIVE PROSPECTUS/PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING DETAILED RISK FACTORS. The definitive prospectus/proxy statement and other documents filed or to be filed by Frontier with the SEC are or will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to Frontier, 3 High Ridge Park, Stamford, CT 06905-1390, Attention: Investor Relations.

Frontier’s stockholders approved the proposed transactions on October 27, 2009, and no other vote of the stockholders of Frontier or Verizon is required in connection with the proposed transactions.

Forward-Looking Language

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of The Private Securities Litigation Reform Act of 1995.  These statements are made on the basis of management’s views and assumptions regarding future events and business performance.  Words such as “believe,” “anticipate,” “expect,” “intend” and similar expressions are intended to identify forward-looking statements.  Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements.  These risks and uncertainties are based on a number of factors, including but not limited to:  Our ability to complete the acquisition of access lines from Verizon; the failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory approvals for the Verizon transaction; for two years after the merger, we may be limited in the amount of capital stock that we can issue to make acquisitions or to raise additional capital; our indemnity obligation to Verizon may discourage, delay or prevent a third party from acquiring control of us during the two year period following the merger in a transaction that our stockholders might consider favorable; the ability to successfully integrate Verizon’s local exchange business and related activities that we expect to acquire into Frontier’s existing operations; the effects of increased expenses due to activities related to the Verizon transaction; the ability to successfully migrate Verizon’s West Virginia operations from Verizon owned and operated systems and processes to Frontier owned and operated systems and processes; the risk that the growth opportunities and cost synergies from the Verizon transaction may not be fully realized or may take longer to realize than expected; the sufficiency of the assets to be acquired from Verizon to enable us to operate the acquired business; disruption from the Verizon transaction making it more difficult to maintain relationships with customers, employees or suppliers; the effects of greater than anticipated competition requiring new pricing, marketing strategies or new product or service offerings and the risk that we will not respond on a timely or profitable basis; reductions in the number of our access lines that cannot be offset by increases in High Speed Internet subscribers and sale of other products; our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies; the effects of ongoing changes in the regulation of the communications industry as a result of federal and state legislation and regulation; the effects of changes in the availability of federal and state universal funding to us and our competitors; the effects of competition from cable, wireless and other wireline carriers (through voice over internet protocol

(VOIP) or otherwise); our ability to adjust successfully to changes in the communications industry and to implement strategies for improving growth; adverse changes in the credit markets or in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability, or increase the cost, of financing; reductions in switched access revenues as a result of regulation, competition and/or technology substitutions; the effects of changes in both general and local economic conditions on the markets we serve, which can affect demand for our products and services, customer purchasing decisions, collectability of revenue and required levels of capital expenditures related to new construction of residences and businesses; our ability to effectively manage service quality; our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers; changes in accounting policies or practices adopted voluntarily or as required by generally accepted accounting principles or regulators; our ability to effectively manage our operations, operating expenses and capital expenditures, and to repay, reduce or refinance our debt; the effects of bankruptcies and home foreclosures, which could result in difficulty in collection of revenues and loss of customers; the effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks; the effects of increased medical, retiree and pension expenses and related funding requirements; changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments; the effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company; our ability to successfully renegotiate union contracts expiring in 2010 and beyond; declines in the value of our pension plan assets, which could require us to make contributions to the pension plan in 2011 and beyond; our ability to pay dividends in respect of our common shares, which may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes and our liquidity; the effects of any unfavorable outcome with respect to any of our current or future legal, governmental or regulatory proceedings, audits or disputes; the possible impact of adverse changes in political or other external factors over which we have no control; and the effects of hurricanes, ice storms or other natural disasters.  These and other uncertainties related to our business are described in greater detail in our filings with the Securities and Exchange Commission, including our reports on Forms 10-K and 10-Q, and the foregoing information should be read in conjunction with these filings.  We undertake no obligation to publicly update or revise any forward-looking statements or to make any other forward-looking statement, whether as a result of new information, future events or otherwise unless required to do so by securities laws.

INVESTOR CONTACTS:		MEDIA CONTACT:
David Whitehouse	Gregory Lundberg	Brigid Smith
SVP & Treasurer	Director, Investor Relations	AVP Corp. Communications
(203) 614-5708	(203) 614-5044	(203) 614-5042
david.whitehouse@frontiercorp.com	greg.lundberg@frontiercorp.com	brigid.smith@frontiercorp.com

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